February 7, 2020

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare & Insurance
100 F Street, NE
Washington, DC 20549

Attention:	Ada Sarmento
Joseph McCann
Tara Harkins
Terence O’Brien

Re:	Passage Bio, Inc.
Registration Statement on Form S-1
Filed February 3, 2020
File No. 333-236214

Ladies and Gentlemen:

On behalf of Passage Bio, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-236214) (the “Registration Statement”), to further address comment 7 of the Staff set forth in its letter to the Company dated January 3, 2020, concerning valuation considerations related to the Company’s equity awards.  For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY PASSAGE BIO, INC.

Preliminary IPO Price Range

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between approximately $[*] and $[*] per share (the “Preliminary Price Range”) of the Company’s common stock (the “Common Stock”), with a midpoint of the anticipated range of $[*] per share.  The Company plans to effect a reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”).  The share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s current financial condition and prospects, the Company’s progress in developing its pipeline of product candidates, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on January 31, 2020 among senior management of the Company, the Board of Directors of the Company (the “Board”) and representatives of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Cowen and Company, LLC, the lead underwriters of the IPO. Prior to January 31, 2020, the Company had not held formal discussions with the underwriters regarding a price range for the IPO.  The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in the Preliminary Prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*].  Such price range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and third-party valuations.

We supplementally advise the Staff that, as described on pages 88-90 of the Registration Statement, for all periods prior to the IPO, the fair values of the Common Stock underlying the Company’s share-based awards were estimated on each grant date by the Board.  To determine the fair value of the Common Stock underlying option grants, the Board considered a variety of factors including, among other things, timely valuations of the Common Stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  Given the absence of a public trading market for the Common Stock , the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Common Stock , including important developments in the Company’s operations, such as progress on initial new drug (“IND”) submissions, its stage of development, valuations performed by an independent third party valuation firm, sales of the Company’s preferred stock, actual operating results and financial performance, the conditions in the life sciences and biotechnology industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of

CONFIDENTIAL TREATMENT REQUESTED BY PASSAGE BIO, INC.

liquidity of the Common Stock, and the likelihood of achieving a liquidity event, such as an IPO or sale of the Company.

The following table summarizes the grant of options by the Company since January 1, 2019:

Date of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Fair Value Per Share	Valuation Date
February 6, 2019	5,497,016	$0.23	$0.23	January 15, 2019
March 29, 2019	115,697	$0.23	$0.23	January 15, 2019
April 30, 2019	2,320,960	$0.23	$0.23	January 15, 2019
June 26, 2019	538,623	$0.36	$0.36	May 8, 2019
October 23, 2019	6,088,780	$1.82	$1.82	August 27, 2019
October 31, 2019	1,540,032	$1.82	$1.82	August 27, 2019
November 21, 2019	243,162	$1.82	$1.82	August 27, 2019
January 15, 2020	1,912,369	$2.48	$2.48	December 10, 2019
January 28, 2020	8,713,067	$2.48	$2.48	December 10, 2019
February 7, 2020	50,000	$2.48	$2.48	December 10, 2019

Summary of Methods Used

For each of the valuations, the Company employed a probability-weighted expected return method (“PWERM”) in combination with an option pricing method (“OPM”), referred to as a hybrid method (“Hybrid Method”) to value the Common Stock.  The Hybrid Method is appropriate when various possible future outcomes are assumed by management of the Company. The outcomes are each assigned a probability and a future equity value under each outcome is then estimated. Given that more than one possible future outcome was assumed for each of the valuations, the PWERM was used to value the Common Stock for each valuation date.

The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The PWERM is a scenario-based analysis that estimates the value per share of Common Stock based on the probability-weighted present value of expected future equity values for the Common Stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of

CONFIDENTIAL TREATMENT REQUESTED BY PASSAGE BIO, INC.

stock, discounted for a lack of marketability.

As part of the Hybrid Method, under certain scenarios, the OPM was used to estimate a value for the Company’s equity and allocate this value among the Company’s securities using the back-solve method for inferring and allocating the equity value predicated on the most recent financing.  The OPM is appropriate for a company at an early stage of development and future liquidity events are difficult to forecast.  Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that the value for the referenced financing equals the amount paid.

Summary of Valuations

For the January 2019 valuation, the Company employed an OPM implied by the terms of the Company’s Series A-1 convertible preferred stock financing that initially closed in September 2018 (the “Series A-1 Financing”), with additional shares of the Company’s Series A-1 convertible preferred stock sold in February 2019.  The Company was valued under three scenarios: (1) a successful IND submission (10% probability); (2) a delayed IND submission (30% probability); and (3) no IND submission (60% probability).  For the January 2019 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series A-1 Financing, the Company assumed a 75% volatility rate and a 2-year estimated term. The Company then reflected a probability weighted average to arrive at a $0.23 per share valuation.

For the May 2019 valuation, the Company employed an OPM implied by the terms of the Company’s Series A-2 convertible preferred stock financing that closed in May 2019 (the “Series A-2 Financing”).  The Company was valued under two scenarios: (1) a successful IND submission (40% probability) and (2) no IND submission (60% probability).  For the May 2019 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series A-2 Financing, the Company assumed a 75% volatility rate and a 2-year estimated term. The Company then reflected a probability weighted average to arrive at a $0.36 per share valuation.

For the August 2019 valuation, the Company employed a Hybrid Method.  The Company was valued under three scenarios: (1) an IPO (30% probability); (2) no IPO but a successful IND submission (40% probability); and (3) no IPO or IND submission (30% probability).  As of the August 2019 valuation, the Company had entered into initial discussions with investment banks regarding a potential IPO, but had not yet held an organizational meeting or hired any investment banks. For the August 2019 valuation, the OPM allocation of total equity value was determined with reference to the Company’s Series B convertible preferred stock financing (the “Series B Financing”) that closed in August 2019, and the Company assumed a 75% volatility rate and a 1.5-year estimated term. The Company then reflected a probability weighted average to arrive at a $1.82 per share valuation.

For the December 2019 valuation, the Company employed a Hybrid Method.  The Company was valued under three scenarios: (1) an IPO in March 2020 (50% probability); (2) an IPO in June 2020 (30% probability); and (3) no IPO (20% probability).  At the time of the December 2019 valuation, the Company had hired lead investment banks, conducted an organizational meeting for the IPO and submitted an initial draft registration statement.  For the December 2019 valuation, the OPM allocation of total equity value was determined with reference to the Series B Financing, and the Company assumed an 85% volatility rate and a 1.5-year estimated term. The Company then reflected a probability weighted average to arrive at a $2.48 per share valuation.

CONFIDENTIAL TREATMENT REQUESTED BY PASSAGE BIO, INC.

The Company has not granted any options since February 7, 2020 and does not currently intend to grant any options prior to the completion of the IPO other than certain additional options to employees anticipated on the pricing date of the IPO, which it expects to be valued at the offering price in the IPO.

Comparison to Preliminary Assumed IPO Price

The Company submits that the primary reason for the difference between the fair value per share used for the Company’s most recent stock option grants and the midpoint of the Preliminary Price Range are:

•                  Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•                  The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Common Stock has been created and, therefore, excludes any marketability or liquidity discount for the Common Stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•                  The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the Common Stock.

•                  The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

•                  The expected proceeds of a successful IPO would substantially increase the Company’s cash balances.  In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants’ Practice Guide. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company

CONFIDENTIAL TREATMENT REQUESTED BY PASSAGE BIO, INC.

submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

CONFIDENTIAL TREATMENT REQUESTED BY PASSAGE BIO, INC.

*********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman
Partner

Cc	Bruce Goldsmith, Chief Executive Officer
Richard S. Morris, Chief Financial Officer
Jill M. Quigley, Chief Operating Officer
Edgar B. (Chip) Cale, General Counsel
Passage Bio, Inc.

Effie Toshav, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP

Brent Siler, Esq.
Divakar Gupta, Esq.
Darah Protas, Esq.
Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY PASSAGE BIO, INC.